12/30

02069089

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genetic Technologies Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

FILE NO. 82- 34627 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 1/15/03

ANNUAL REPORT 2002

File 82-34627

6-30-02

genetic technologies limited

ACN 009 212 328

CORPORATE DIRECTORY

Directors	Dr Mervyn Jacobson (Executive Chairman) Mr Fred Bart (Deputy Chairman) Ian Alistair Dennis (Executive)
Company Secretary	Ian Alistair Dennis
Registered Office	60-66 Hanover Street Fitzroy VIC 3065 Australia Telephone: 613 9415 1135 Facsimile: 613 9417 2987 E-mail: info@gtg.com.au
Sydney Corporate Office	Level 9, 185 Macquarie Street Sydney NSW 2000 Australia Telephone: 612 9233 5015 Facsimile: 612 9232 5313 E-Mail: iandennis@gtg.com.au
Share Registry	Computershare Investor Services Level 2, 45 St George's Terrace Perth WA 6000 Australia Telephone: 618 9323 2000 Facsimile: 618 9323 2033 http://www.computershare.com
Bankers	KeyBank National Association 1130 Haxton Drive Fort Collins CO 80525 USA St George Bank Limited 333 Collins Street Melbourne VIC 3000 Australia
Auditors	Deloitte Touche Tohmatsu Chartered Accountants Level 3, Grosvenor Place 225 George Street Sydney NSW 2000 Australia
Company Internet Address	http://www.gtg.com.au

CONTENTS



REVIEW OF OPERATIONS

Acquisition of GeneType AG

In August 2000, the Company acquired 100% of GeneType AG and in September 2000, the Company completed its conversion into a biotechnology company.

In 2001, the Company reported it was pursuing several new opportunities protected by the GeneType patents in the areas of human, animal and plant genetic diagnostics and genomics. The Company also reported its short term priorities would be the licensing of its non-coding sequence patents, the expansion of its service testing business, reduction to practice of its foetal cell patents and the possibility of collaborating with other scientific groups to commence suitable promising opportunities in biotechnology, both in Australia and overseas.

Patent Position

A summary of the patents owned by the Group is set out below:

Title	Earliest Priority	Country	Appl/Patent No.	Status
Electro-phoresis standard	11 July 1990	Austria	AT159589	Granted
		Germany	DE69127999	Granted
		Europe	EP0466479	Granted
		France	FR0466479	Granted
		Sweden	913062634	Granted
		United Kingdom	GB0466479	Granted
		United States	5096557	Granted
Retroviral Immuno-therapy	18 August 2000	Australia	PCT/AU01/01019	Pending

Title	Earliest Priority	Country	Appl/Patent No.	Status
Intron	25 August 1989	Australia	654111	Granted
Sequence	25 August 1989	Australia	672519	Granted
Analysis	25 August 1989	Austria	E144797	Granted
	25 August 1989	Belgium	BE0414469	Granted
	25 August 1989	Canada	CA2023888	Pending
	25 August 1989	Denmark	DK0414469	Granted
	25 August 1989	Europe	EP0414469	Granted
	25 August 1989	France	FR0414469	Granted
	25 August 1989	Germany	DE69029018	Granted
	25 August 1989	Germany	DE299319	Granted
	25 August 1989	Greece	GR0414469	Granted
	25 August 1989	Hong Kong	HK1008053	Granted
	25 August 1989	Israel	IL95467	Granted
	25 August 1989	Italy	IT0414469	Granted
	25 August 1989	Japan	JP22417690	Granted
	25 August 1989	Liechtenstein	LI0414469	Granted
	25 August 1989	Luxemburg	LU0414469	Granted
	25 August 1989	Netherlands	NL0414469	Granted
	25 August 1989	New Zealand	235051	Granted
	25 August 1989	Singapore	47747	Granted
	25 August 1989	South Africa	906675	Granted
	25 August 1989	Spain	ES2095859	Granted
	25 August 1989	Sweden	SE0414469	Granted
	25 August 1989	Switzerland	CH0414469	Granted
	25 August 1989	United Kingdom	GB0414469	Granted
	25 August 1989	United States	5192659	Granted
	25 August 1989	United States	5612179	Granted
	25 August 1989	United States	5789568	Granted
	25 August 1989	United States	09/935998	Pending
	25 August 1989	United States	10/005626	Pending

Title	Earliest Priority	Country	Appl/Patent No.	Status
Foetal Cell	27 March 1990	Australia	649027	Granted
Recovery	27 March 1990	Austria	AT194166	Granted
	27 March 1990	Belgium	BE0521909	Granted
	27 March 1990	Canada	CA2059554	Pending
	27 March 1990	Denmark	DK521909	Granted
	27 March 1990	Europe	EP0521909	Granted
	27 March 1990	France	FR0521909	Granted
	27 March 1990	Germany	DE69132269	Granted
	27 March 1990	Greece	GR3034487	Granted
	27 March 1990	Ireland	IE910996	Pending
	27 March 1990	Israel	IL97677	Granted
	27 March 1990	Italy	IT0521909	Granted
	27 March 1990	Japan	JP2965699	Granted
	27 March 1990	Liechtenstein	LI0521909	Granted
	27 March 1990	Luxemburg	LU0521909	Granted
	27 March 1990	Netherlands	NL0521909	Granted
	27 March 1990	New Zealand	237589	Granted
	27 March 1990	Singapore	96077821	Pending
	27 March 1990	South Africa	912317	Granted
	27 March 1990	Spain	ES2149760	Granted
	27 March 1990	Sweden	SE0521909	Granted
	27 March 1990	Switzerland	CH0521909	Granted
	27 March 1990	United Kingdom	GB0521909	Granted
	27 March 1990	United States	5447842	Granted
	27 March 1990	United States	5153117	Granted

Title	Earliest Priority	Country	Appl/Patent No.	Status
Genomic	11 July 1990	Australia	647806	Granted
Mapping	11 July 1990	Austria	AT185377	Granted
	11 July 1990	Belgium	BE0570371	Granted
	11 July 1990	Canada	CA2087042	Pending
	11 July 1990	Denmark	DK0570371	Granted
	11 July 1990	Europe	EP0570371	Granted
	11 July 1990	France	FR0570371	Granted
	11 July 1990	Germany	DE691316910	Granted
	11 July 1990	Ireland	IE0570371	Granted
	11 July 1990	Israel	IL98793	Granted
	11 July 1990	Italy	IT0570371	Granted
	11 July 1990	Japan	JP5506998	Pending
	11 July 1990	Liechtenstein	LI0570371	Granted
	11 July 1990	Luxemburg	LU0570371	Granted
	11 July 1990	Netherlands	NL0570371	Granted
	11 July 1990	New Zealand	238926	Granted
	11 July 1990	South Africa	915422	Granted
	11 July 1990	Sweden	SE0570371	Granted
	11 July 1990	Switzerland	CH0570371	Granted
	11 July 1990	United Kingdom	GB0570371	Granted
	11 July 1990	United States	5851762	Granted

"GTG reported to the market it had granted the first license to its non-coding patents..."

Licensing the GeneType Patents

On 30 November 2000, at the AGM of Genetic Technologies Limited ("GTG") immediately following the acquisition of GeneType AG, the Chairman reported to stockholders that the patents held by GeneType in genetics and genomics appeared to offer very significant commercial potential for GTG and the Chairman foreshadowed a strategy to out-license these GeneType patents – especially the so-called "non-coding" patents - in order to generate future revenue for GTG.

In February 2001, GTG announced it had secured patent insurance with GE Reinsurance Corporation, part of the General Electric Group. GTG also announced it had appointed the specialist licensing firm of Blakely, Sokoloff, Taylor and Zafman, based in Denver, Colorado, to assist GTG to identify potential U.S. licensees for the GeneType non-coding patents.

Also in 2001, GTG reported it had identified a number of U.S. genetics companies who would directly benefit from taking a license to the GeneType non-coding patents. GTG also identified similar opportunities in Canada, UK, Germany, Holland and Australia. GTG then reported making contact with many of these companies and that meaningful negotiations were finally under way.

On 24 January 2002, GTG announced its first success. GTG reported to the market it had granted the first license to its non-coding patents to the small Queensland - based Australian testing company, Genetic Solutions Pty Limited, for specific applications in the livestock and aqua-culture industries.

In April 2002, GTG then announced its first successes in USA. Sequenom, Inc., took a broad license to the non-coding patents for all applications in all species, and this was followed soon after by Nanogen, Inc., taking a narrower license for genetic research and human diagnostics.

Licensing efforts were steadily building up and in September 2002, GTG announced that Perlegen Sciences, Inc of USA had taken an exclusive limited license in the specialized field known as "high resolution whole genome analysis".

The licensing infrastructure within GTG is now being built up and the list of potential licensees continues to grow. It is particularly noteworthy that with each licensing success, the widespread perceived value of the GTG non-coding patents is also steadily increasing. As already reported, other negotiations are now under way, and further announcements will be made, as appropriate.



Dr Gustav Nossal and Dr Mervyn Jacobson at the opening of AgGenomics at LaTrobe University.

Fee-For-Service DNA Testing

Over a period of several years, GTG subsidiary, GeneType Pty Limited has built up, and now successfully operates, the largest accredited DNA paternity testing laboratory in Australia. GTG is now pursuing active expansion of this business. This is to be achieved by expanding the range of testing services offered, to include other relevant human DNA testing and plant and animal testing, and increasing the volume of paternity testing business – both from within Australia and also from outside Australia, especially the Asia-Pacific region.

Accordingly, during the last year, GTG received DNA paternity specimens for testing from several Asian countries, including Indonesia, Malaysia, Singapore and Vietnam.

Also, in July 2001, GTG announced the acquisition of Perth-based DNA-ID Labs, the largest provider of this service in Western Australia. This acquisition has now been completed. GTG also competed for - and won - a tender to perform paternity testing work for the Queensland Legal Aid Service.

In March 2002, GTG announced formation of AgGenomics Pty Limited ("AgGenomics") a joint venture with the Victorian Government's Department of Natural Resources and Environment (DNRE). AgGenomics will specifically provide genetics and genomics services to plant breeders to help them identify the genes responsible for commercially important traits, such as resistance to diseases and accelerated growth, thereby helping to improve crop yields. AgGenomics will initially be located at LaTrobe University within the Plant Biotechnology Centre under the technical direction of Professor German Spangenberg. GTG owns 50.1% of AgGenomics.

GTG is currently in discussions with groups in Australia and overseas concerning additional cutting edge technologies to further expand the volume and the scope of testing services provided by GTG.

"...it should become clear if a pathway to carry this work forward to a therapy for humans affected with HIV exists."

GTG is also pursuing National Association of Testing Authorities ("NATA") accreditation to be able to offer services in 2003 in the additional area of DNA forensic testing. Currently, in Australia, all such forensics testing is performed by publicly funded laboratories or is sent overseas. We believe GTG is ideally suited to becoming the one world-class private laboratory in Australia authorized to provide independent testing services in forensics, separate to the current government facilities.

Revenue from DNA based human identity fee-for-service work was up 20% on the previous year.

RareCellect® – foetal cell recovery

GTG holds patents in various countries as detailed earlier concerning a method for the recovery of foetal cells as early as 8 weeks into a pregnancy, from a small sample of maternal blood taken, for example, from the mother's arm vein. These foetal cells can then be used to analyse the genetic health of the foetus. This method avoids the risk of abortion or damage to the foetus that are occasional side effects of the alternate invasive methods currently in use, such as amniocentesis.

Initially, GTG intended to develop its RareCellect technology in conjunction with unlisted US bio-instrument company, Cytomation Inc., and in March 2001, GTG announced the incorporation of a new company, RareCellect Limited ("RareCellect"), with initial ownership GTG 90% and Cytomation 10%. RareCellect Limited would be the vehicle for researching, developing and marketing the foetal cell separation technology.

A high-speed cell sorter (MoFlo®) manufactured by Cytomation was duly supplied and installed at the GTG laboratory in Fitzroy, Victoria in early 2001, and a team of scientists with the experience and complementary skills needed for the project was recruited.

However, GTG became dissatisfied with a succession of delays caused by the unsatisfactory performance of the Cytomation MoFlo at the GTG laboratory in Fitzroy, and in November 2001, there was a total separation between Cytomation and GTG, which also included Cytomation exiting the RareCellect joint venture, and removing its instrument. This left GTG with 100% of RareCellect.

GTG has subsequently been offered strong support from another major bio-instrument supplier, who has already provided GTG with an alternative instrument, at no cost to GTG. Details of that new arrangement are now being negotiated and will be announced when appropriate. GTG is also receiving strong support from leading institutions within Australia, who have expressed an interest to collaborate with GTG on this project.

GTG has meanwhile also invited a world-leading scientist in this field, now living in USA, to come to Australia, to join GTG and to lead the RareCellect project. Further details will be provided when appropriate.

ImmunAid Pty Limited

In March 2001 GTG announced it had reached agreement with Australian scientists investigating a novel method for combating retrovirus-induced immunodeficiency. Certain intellectual property, covered by a provisional patent, was transferred to a newly incorporated company ImmunAid Pty Limited owned 60% by GTG and 40% by the scientists who developed the hypothesis and tested it.

The experimental work, based on a mouse model, provided encouraging results. Mice infected with a murine leukaemia virus developed a disease with features similar to AIDS in humans. If untreated the mice become susceptible to challenge with a variety of organisms and die early. Mice treated by the ImmunAid method appear to be protected against this outcome.

A full PCT patent application has been submitted. An initial program of research, designed to refine the treatment conditions and develop a better understanding of the underlying mechanisms commenced in June 2001. In the course of 2002, this work has continued.

A technical review committee has been established to oversee the scientific activity of the ImmunAid program. This committee comprises the original researchers now supported by eminent Australian scientists, including specialists in the field of HIV, AIDS and its clinical care. This committee recently recommended that the ImmunAid program be expanded to similarly test another animal model to



determine the relevance of the ImmunAid approach in higher species. The committee also strongly recommended that ImmunAid begin human monitoring trials as soon as practicable. Ethical approval for such testing is now being received.

By June 2003 it should become clear if a pathway to carry this work forward to a therapy for humans affected with HIV exists.



Parasitology

A Pathogen Genomics and Genetics Program (PGGP) has been developed jointly by GTG and scientists from The University of Melbourne to explore genetic solutions to diagnosing and treating infectious diseases in agricultural animals and in certain worms in domestic animals. This research is being pursued under the leadership of Associate Professor Robin Gasser. The program aims to develop new and environmentally friendly products to replace currently used drugs. While this will be the prime focus of a five-year research program it is intended that new highly sensitive and specific diagnostic tests will be developed in a shorter timeframe.

A formal collaborative research agreement between GTG and The University of Melbourne (Department of Veterinary Science) was completed in April 2001. This agreement provides that all intellectual property and commercial benefits arising from the PGGP project are owned by GTG. Post-doctoral scientists are now working on this PGGP project at laboratories in Werribee (University of Melbourne) and Attwood (Victorian Institute of Animal Science).

The work is proceeding in a pleasing way and a first provisional patent has already been lodged.

Currently, GTG is in discussions with several parties expressing interest to support this program. Announcements will be made as appropriate.

Cytomation Inc

During the period from 1 July 2001 to 5 November 2001, GTG increased its stake in the unlisted US based bio-instrument company, Cytomation Inc.

In late October 2001, GTG resolved to sell its entire shareholding in Cytomation Inc for an all-cash consideration of A$9.2m. This transaction was completed on 5 November 2001, and resulted in a profit of $521,000 to GTG. Dr Mervyn Jacobson, Ian Dennis and Ian Goudie each resigned from the board of Cytomation Inc on completion of this sale. At the same time, Cytomation withdrew from the RareCellect project and returned its shares in RareCellect to GTG, at no cost to GTG.

XY, Inc

In December 2001, the Company made a small investment in Colorado-based animal breeding company, XY, Inc. This investment was made by the exchange of XY shares for GTG shares and involved no cash from GTG. XY, Inc is the recognized world leader in the commercialisation of sex-selection techniques in non-human mammals, including cattle, horses, sheep, pigs and endangered species. Dr. Mervyn Jacobson, Executive Chairman of GTG is also Chief Executive Officer and Chairman of XY, Inc.

Mining Activities

During the year the Company sold all its Victorian mining assets.

The Company retains a minority interest of 21% in the Duketon Belt Joint venture with Newmont Australia Limited as the other joint venture partner and manager. The Company is not cash contributing to the joint venture.

Corporate

The Company has appointed Global Markets Capital Corporation of New York to assist the Company in listing on NASDAQ using American Depositary Receipts ("ADRs"). The Company completed a Level 1 ADR program and its ADRs became eligible for trading in the over-the-counter (OTC) markets in the US on 14 January 2001. The ADR Level 1 program is sponsored by the Bank of New York and the code is GNTLY.

The Company is working towards a Level 2 ADR program which allows the ADRs to trade on the fully automated, screen-based Small Cap NASDAQ market. This process requires reconciliation of the financial statements to US GAAP accounting and a preparation of a Form 20-F to be lodged with the SEC. This process is underway and the Company's Level 2 ADRs are planned to be listed on NASDAQ in the first half of 2003.

On 30 November 2001, shareholders approved the establishment of a Staff Share Plan. During the year a total of 8,870,000 options were issued to 30 employees, directors and consultants. 250,000 of these options lapsed during the year on the resignation of two employees. The details of the remaining 8,620,000 unlisted options issued under the Staff Share Plan were as follows:

	Number	Exercise Price	Expiry
Level 3 – Dr Mervyn Jacobson – Director	2,000,000	$0.61	30 November 2007
Level 3 – Ian Dennis – Director	1,000,000	$0.61	30 November 2007
Level 3 – Fred Bart – Director	500,000	$0.61	30 November 2007
Level 3 – Senior Executives	1,250,000	$0.61	30 November 2007
Level 2 – Staff and consultants	2,350,000	$0.56	30 November 2007
Level 1 – Staff and consultants	1,520,000	$0.49	30 November 2007
Total	8,620,000		

These options are subject to the rules of the Staff Share Plan.

DIRECTORS' REPORT

The directors of Genetic Technologies Limited submit herewith the annual financial report for the financial year ended 30 June 2002. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names and particulars of the directors of the company during or since the end of the financial year are:

Dr Mervyn Jacobson – Executive Chairman
Dr Jacobson (60) is a legally qualified Medical Practitioner and a co-founder of GeneType. He has 30 years experience in working with new medical technology and in bringing new medical/biomedical goods and services to the market. Dr Jacobson serves as adviser to research groups in Switzerland, U.K. and USA. In February 2000, he was appointed by the Colorado Governor to The Governor's Advisory Council in Biotechnology. Dr Jacobson is also Chairman of the Board of Directors of XY Inc, a biotechnology company based in Colorado, USA, and is a founding Director of the Colorado Biotechnology Association. Appointed to the Board on 15 May 2000 and appointed as Executive Chairman on 31 August 2000.

Fred Bart – Deputy Chairman
Fred Bart - (48) has been involved in the textile industry for the last 25 years as well as being a significant investor in the resource and property sectors in Australia and overseas. He brings to the company extensive commercial experience from his involvement in the manufacturing and textile industries. Appointed to the Board on 26 October 1996.

Ian Alistair Dennis - Executive Director and Company Secretary
Ian Dennis - BA, A.C.A. (45) is a chartered accountant with experience as secretary and director in various public listed companies and trusts. He has been involved in the investment banking industry and stockbroking industry for the past fifteen years. Prior to that, Ian was with KPMG, Chartered Accountants in Sydney. Appointed to the Board on 24 November 1994.

Professor Ian Gust – Non Executive Director
Professor Ian Gust AO (60) was appointed to the Board on 26 April 2001 and did not seek re-election at the Annual General Meeting on 30 November 2001.

PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the financial year was biotechnology.

REVIEW OF OPERATIONS

A review of operations for the year and up to the date of this Report is included on pages 3 to 11 and should be read with this Directors' Report.

The consolidated operating loss from ordinary activities after income tax and minority interests amounted to $8,824,594 (30 June 2001 - $3,390,403).

DIVIDENDS

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

CHANGES IN THE STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

On 30 July 2001, Genetic Technologies Limited via its subsidiary, Genetic Technologies Corporation Pty Limited completed the purchase of the business of DNA – ID LABS in Perth as part of its strategy of expanding its paternity testing business. The Company paid $98,012 cash payment and issued $50,000 worth of shares in Genetic Technologies Limited at the time of settlement which was represented by 94,340 shares. A further cash payment of $100,000 was paid on 31 July 2002 which was provided in these accounts and the issue of $50,000 worth of shares representing 121,951 shares in Genetic Technologies Limited was made on 1 August 2002.

On 9 September 2002, the Company announced that it had signed a license agreement with Perlegen Sciences, Inc., an unlisted US public company. The license is limited to the specialised field in genomic research known as "high resolution genome analysis". The license fee worth approximately A$1.6m is made up of cash of A$750,000 and securities in Perlegen Sciences to the value of A$850,000.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2002, other than the inclusion in payables of the $100,000 paid to the vendors of DNA-ID Labs which the company was committed to paying as at 30 June 2002.

Other than the matters discussed above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material or unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in subsequent financial years.

FUTURE DEVELOPMENTS

The consolidated entity will continue to focus on its activities in the genetic and biotechnology areas.

Disclosure of further information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATION

The consolidated entity's remaining mining exploration operations are in Western Australia. There are significant environmental regulations under the Western Australia Mining Act 1978 and Environment Protection Act 1986. Licence requirements relating to waste disposal, water and air pollution exist in relation to mining activities. The directors are not aware of any significant breaches during the period covered by this report.

OPTIONS

During or since the end of the financial year, the Company granted options over unissued ordinary shares to the following directors of the Company as part of their remuneration:

Directors	Number of options granted	Exercise price	Expiry date
Dr Mervyn Jacobson	2,000,000	$0.61	30 November 2007
Mr Ian Dennis	1,000,000	$0.61	30 November 2007
Mr Fred Bart	500,000	$0.61	30 November 2007

All options were granted during the financial year. No options have been granted since the end of the financial year.

At the date of this report, unissued ordinary shares of the Company under option are:-

Expiry date	Exercise price	Number of shares
14 April 2005	$0.20	69,256,250
14 April 2005	$0.45	3,000,000
30 November 2007	$0.61	4,750,000
30 November 2007	$0.56	2,350,000
30 November 2007	$0.49	1,520,000

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate. No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.



DIRECTORS' INTERESTS

The relevant interest of each Director in the shares of the Company as notified by the directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001 as at the date of this report are:

	Genetic Technologies Limited			
	Ordinary Shares	Unlisted Options At 20 cents	Unlisted Options At 45 cents	Unlisted Options At 61 cents
Dr M Jacobson	100,513,500	49,000,000	2,000,000	2,000,000
F Bart	26,918,214	-	-	500,000
I A Dennis	300,000	-	1,000,000	1,000,000

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Directors are responsible for remuneration policies and packages applicable to the Board members and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person's duties and responsibilities and level of performance.

There are currently no performance-based incentives to directors and senior executives based on the performance of the consolidated entity.

Details of the nature and amount of each major element of the emoluments of each director of the Company and the named officers of the Company and the consolidated entity receiving the highest emoluments are as follows:

Director	Base Emoluments	Directors Fees	Options (A)	Total
Executive				
Dr Mervyn Jacobson	170,000	-	-	170,000
Mr Ian Dennis	152,667	5,000	-	157,667
Mr Fred Bart	72,000	20,000	-	92,000
Non Executive				
Prof Ian Gust	-	8,335	-	8,335
Executive Officers				
(Excluding directors)				
Consolidated				
Mr John Charles Goudie	150,000	-	-	150,000
Dr Glen Tong	129,600	-	-	129,600
Dr George Rudy	129,600	-	-	129,600
Mr Ian Smith	120,000	-	-	120,000
Ms Luisa Ashdown	107,423	-	-	107,423

(A) All options issued during the year expire on 30 November 2007 and each option entitles the holder to purchase one ordinary share in the Company. The nil estimated value disclosed is calculated as the difference between the market price of the shares at 30 June 2002 of 47 cents and the exercise price of the options granted during the year.

AUDIT COMMITTEE

Due to the limitations imposed by size the Company does not have a formally constituted audit committee.

INDEMNIFICATION AND INSURANCE OF OFFICERS

Indemnification

The Company has agreed to indemnify the current directors, and executive officers and former directors against all liabilities to another person that may arise from their position as directors or officers of the Company and its controlled entities, except where to do so would be prohibited by law. The agreement stipulates that the Company will meet the full amount of any such liabilities, including costs and expenses.

On 29 August 2000, as part of the GeneType acquisition, Fred Bart and Ian Dennis provided indemnities to the Company and GeneType AG shareholders in respect of any undisclosed liabilities as at 15 May 2000.

Insurance Premiums

The Company has paid insurance premiums in respect of directors' and officers' liability and company reimbursement insurance contract, for current and former directors, secretary, and executive officers or employees of the Company. The policy expired on 31 March 2002 and the Directors are seeking alternate cover in the US market.

The insurance premiums relate to:

> Costs and expenses incurred by relevant officers in defending proceedings, whether civil, or criminal and whatever the outcome.

The premiums were paid in respect of the following officers of the Company and its subsidiaries:

> Premiums were paid in respect of the current and former directors and officers, including executive officers.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an auditor or officer.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year were as follows:

	No. of Meetings attended	No. of Meetings held
Dr Mervyn Jacobson	7	7
Mr F Bart	7	7
Mr I A Dennis	7	7
Prof Ian Gust	4	4

Dated at Sydney this 25 day of September 2002

Signed in accordance with a resolution of the directors.

Dr Mervyn Jacobson
Executive Chairman

I A Dennis
Executive Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF GENETIC TECHNOLOGIES LIMITED

Scope

We have audited the financial report of Genetic Technologies Limited for the financial year ended 30 June 2002 as set out on pages 20 to 59. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Genetic Technologies Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

I Thatcher

I. Thatcher
Partner
Chartered Accountants

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountant's Scheme under the Professional Standards Act 1994 (NSW).

DIRECTORS' DECLARATION

The directors declare that:

(a) the attached financial statements and notes thereto comply with Accounting Standards;

(b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

(c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

(d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 25 day of September 2002

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

Dr Mervyn Jacobson
Executive Chairman

I A Dennis
Executive Director

STATEMENT OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Revenue from ordinary activities	2(a)	13,106,580	5,632,766	11,196,304	4,406,693
Employee benefits expenses		(2,012,403)	(1,350,109)	(580,714)	(459,709)
Depreciation and amortisation expense	2(b)	(4,094,250)	(3,466,435)	(8,824)	(434,556)
Borrowing costs	2(b)	(10,487)	(12,682)	(178,306)	(29,679)
Write down of value of inventories		(2,507,127)	(206,702)	(2,492,976)	(206,702)
Write down of value of subsidiaries		-	-	(1,033,966)	-
Write off of loan to controlled entity		-	-	-	(200,000)
Write off of exploration tenements		-	(448,129)	-	(60,275)
Legal and patent fees		(510,825)	(478,262)	(510,825)	(478,262)
Marketing costs		(224,566)	(84,354)	(224,566)	(84,354)
Cost of investments sold		(8,678,789)	-	(8,678,789)	-
Cost of trading inventory of shares sold		(19,350)	(1,543,971)	-	(1,543,971)
Exchange losses		(869,335)	(2,631)	(806,363)	(2,631)
Operating leases		(505,774)	(165,499)	(22,236)	(21,351)
Research and development expense		(550,212)	(300,000)	-	-
Other expenses from ordinary activities		(2,011,892)	(1,017,595)	(624,697)	(548,844)
Total expenses		(21,995,010)	(9,076,369)	(15,162,262)	(4,070,334)
(Loss) /Profit from ordinary activities before income tax expense		(8,888,430)	(3,443,603)	(3,965,958)	336,359
Income tax relating to ordinary activities	5	-	-	-	-
(Loss) /Profit from ordinary activities after income tax expense		(8,888,430)	(3,443,603)	(3,965,958)	336,359
Net loss attributable to outside equity interests		63,836	53,200	-	-
Net (loss) /profit attributable to members of the parent entity		(8,824,594)	(3,390,403)	(3,965,958)	336,359

Notes to the financial statement are included on pages 25 to 59.

STATEMENT OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

		Consolidated		The Company	
	Notes	2002	2001	2002	2001
		$	$	$	$
Increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations	19(b)	222,462	193,448	-	-
Total revenue, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		222,462	193,448	-	-
Total changes in equity other than those resulting from transactions with owners as owners	32	(8,602,132)	(3,196,955)	(3,965,958)	336,359
Earnings (loss) per share					
Basic (cents per share)	6	(3.4)	(1.6)		
Diluted (cents per share)	6	(3.4)	(1.6)		

Notes to the financial statement are included on pages 25 to 59.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Current Assets					
Cash assets	7	7,160,299	646,378	6,921,627	246,292
Receivables	8	233,163	94,258	12,580	25,441
Other current financial assets	9	69,750	96,438	69,750	81,347
Inventories	10	781,817	2,457,509	682,760	2,438,159
Other	11	-	87,000	-	87,000
Total Current Assets		8,245,029	3,381,583	7,686,717	2,878,239
Non - Current Assets					
Receivables	8	-	-	3,424,811	632,374
Other financial assets	12	279,158	8,139,573	30,446,584	39,338,431
Property, plant and equipment	13	491,597	800,763	16,400	21,942
Intangible assets	14	23,985,123	27,363,903	-	-
Total Non - Current Assets		24,755,878	36,304,239	33,887,795	39,992,747
Total Assets		33,000,907	39,685,822	41,574,512	42,870,986
Current Liabilities					
Payables	15	1,689,996	1,160,904	444,095	283,345
Interest-bearing liabilities	16	-	120,087	-	120,087
Provisions	17	174,737	337,077	52,011	29,604
Total Current Liabilities		1,864,733	1,618,068	496,106	433,036
Non - Current Liabilities					
Interest bearing liabilities	16	-	-	869,540	-
Total Non - Current Liabilities		-	-	869,540	-
Total Liabilities		1,864,733	1,618,068	1,365,646	433,036
Net Assets		31,136,174	38,067,754	40,208,866	42,437,950
Equity					
Contributed equity	18	39,351,301	53,957,294	39,351,301	53,957,294
Reserves	19	581,373	1,923,267	-	1,564,356
Accumulated losses/ retained earnings	20	(8,824,594)	(17,907,223)	857,565	(13,083,700)
Parent Entity Interest		31,108,080	37,973,338	40,208,866	42,437,950
Outside equity interests	31	28,094	94,416	-	-
Total Equity	32	31,136,174	38,067,754	40,208,866	42,437,950

Notes to the financial statement are included on pages 25 to 59.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2002

	Notes	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Cash flows from operating activities					
Cash receipts in the course of operations		3,109,663	698,180	1,448,811	-
Cash payments in the course of operations		(6,798,923)	(3,438,910)	(2,908,109)	(1,482,261)
Cash payment for exploration and development costs		(34,501)	(15,312)	(34,501)	(15,312)
Borrowing costs paid		(10,487)	(12,682)	(178,306)	(29,679)
Other income		306,688	429,572	142,456	2,920
Dividends received		-	1,040	-	1,040
Interest received		110,619	109,311	105,037	97,155
Net cash used in operating activities	25	(3,316,941)	(2,228,801)	(1,424,612)	(1,426,137)
Cash flows from investing activities					
Proceeds from sale of inventories		15,438	4,300,531	-	4,300,531
Proceeds from tenement options		-	103,199	-	-
Proceeds from sale of investments		9,200,000	-	9,200,000	-
Proceeds from sale of controlled entity		300,000	-	300,000	-
Purchase of inventories		-	(105,588)	-	(105,588)
Purchase of investments		-	(2,393,814)	(2,535)	(2,393,814)
Payment for controlled entity (net of cash acquired)		-	(189,953)	-	(546,649)
Payment for increase in shareholding in controlled entity		-	-	-	(170,207)
Advance to subsidiaries		-	-	(1,922,899)	(637,342)
Payments for intangibles		(98,012)	(59,536)	-	-
Payments for property, plant and equipment		(90,484)	(74,223)	(3,282)	(25,170)
Net cash provided by investing activities		9,326,942	1,580,616	7,571,284	421,761
Cash flows from financing activities					
Repayment of hire purchase		-	(132,187)	-	-
Proceeds from issue of shares		648,750	-	648,750	-
Proceeds from borrowings		(120,087)	120,087	(120,087)	120,087
Net cash provided by /(used in) financing activities		528,663	(12,100)	528,663	120,087
Net increase /(decrease) in cash held		6,538,664	(660,285)	6,675,335	(884,289)
Cash at the beginning of the financial year		646,378	1,229,239	246,292	1,130,581
Effects of exchange rate fluctuation on the balances of cash held in foreign currencies		(24,743)	77,424	-	-
Cash at end of financial year	7	7,160,299	646,378	6,921,627	246,292

Notes to the financial statement are included on pages 25 to 59.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002

1. Summary of accounting policies

Financial Reporting Framework
The financial report is a general-purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies
Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Accounts Payable
Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services. Trade accounts are normally settled within 30 days.

(b) Acquisition of assets
All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity investments are issued as consideration, their market price at the date of acquisition is used as a fair value except for the acquisition of GeneType AG in the prior financial year, where the equity investments issued were valued at 20 cents, representing an independent valuation of the fair value of the shares issued based on an independent expert valuation of the intellectual property held by GeneType AG. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(c) Depreciation
Depreciation is provided on property, plant and equipment. Depreciation is calculated on a reducing balance or straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

	2002	2001
Property, plant and equipment		
– Plant and equipment	13% - 40%	13% - 40%

(d) Employee Entitlements
Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, sick leave, and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of other employee entitlements which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

(e) Foreign Currency
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are recognised in net profit or loss in the period in which they arise except that:

i. exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

ii. exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

Financial statements of self-sustaining foreign operations are translated at reporting date using the current-rate method and exchange differences are taken directly to the foreign currency translation reserve.

(f) Goods and Services Tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(g) Goodwill
Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable net assets acquired, is amortised on a straight-line basis over a period of 10 - 20 years.

(h) Income Tax
Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the deferred tax assets and deferred tax liabilities, as applicable.

(i) Interest Bearing Liabilities
Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

(j) Inventories
Inventories are valued at the lower of cost and net realisable value. Cost is allocated on an average basis. Net realisable value is determined as the inventories' quoted market value.

(k) Investments
Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount. Dividends are brought to account in the statement of financial performance when they are declared by the controlled entities.

Investments in other unlisted entities are carried at the lower of cost and recoverable amount. Dividends are bought to account as they are received.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

(l) Patents
Patents are recorded at cost and amortised over a period of 5 years.

(m) Receivables
Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(n) Recoverable Amount of Non Current Assets
Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(o) Research and Development Costs
Research and development costs are recognised as an expense when incurred, except to the extent that such costs, together with unamortised deferred costs in relation to that project, are expected, beyond any reasonable doubt, to be recoverable.

(p) Restoration Costs
Restoration costs are provided for at the time of the activities which give rise to the need for restoration. If this occurs prior to commencement of production, the costs are included in deferred exploration and development expenditure. If it occurs after commencement of production, restoration costs are provided for and charged to the profit and loss account as an expense.

(q) Revenue Recognition
Revenues are recognised at fair value of the consideration received net of the amounts of goods and services tax (GST).

Rendering of services

Revenue from rendering of services is recognised when the provision of these services is completed and the fee for the services provided is recoverable.

Interest revenue

Interest income is recognised as it accrues.

Sale of inventory of shares

The gross proceeds of sales of the inventory of shares are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed. Net movements in the fair values of the trading inventory portfolio of shares are recognised as revenues or expenses, as appropriate.

Research and development grants

Where a grant is received relating to research and development costs that have been expensed, the grant is recognised as revenue. Where a grant is received relating to research and development costs that have been deferred, the grant is deducted from the carrying amount of the deferred research and development costs.

License fee income

License fee revenue is booked on the receipt of the license fee cash consideration. Any securities component of the upfront license fees is booked as revenue based on the market price of the securities at the date of signing the license agreement in the case of listed securities, and the price of the latest capital raising by the licensee the case of unlisted securities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 [CONT]

(r) Principles of consolidation
The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in note 30 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(s) Joint Ventures
Interests in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
2. Profit from ordinary activities				
(a) Revenue				
Operating revenue				
Sale of goods	18,163	7,420	18,163	7,420
Rendering of services	1,602,668	714,875	-	-
License fee income	1,488,832	-	1,430,648	-
Proceeds from sale of share inventories	15,438	4,300,531	-	4,300,531
Non operating revenue				
Interest received – Other parties	110,619	109,439	105,037	97,155
Dividend received – other parties	-	1,040	-	1,040
Revenue from outside operating activities:				
Proceeds on sale of investments	9,500,000	-	9,500,000	-
Government grants	175,000	366,722	-	-
Management fee income	-	-	129,489	-
Other revenues	195,860	132,739	12,967	547
Total revenue from ordinary activities	13,106,580	5,632,766	11,196,304	4,406,693

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
(b) Expenses:				
Cost of trading inventory of shares sold	19,350	1,543,971	-	1,543,971
Cost of investments sold	8,678,789	-	8,678,789	-
Borrowing costs:				
- bank loans and overdrafts	10,487	12,682	9,179	139
- related party	-	-	169,127	29,540
Depreciation of plant and equipment	229,585	278,711	8,824	105,288
Exploration expenditure written off	34,501	448,129	34,501	60,275
Amortisation of other intangibles	1,217,946	1,979,952	-	-
Amortisation of goodwill	2,646,719	878,504	-	-
Amortisation of development expenditure	-	329,268	-	329,268
Net expense from movements in employee entitlements	87,660	43,156	22,407	4,209
Write down of value of inventories	2,507,127	206,702	2,492,976	206,702
Research and development expenditure expensed as incurred	550,212	300,000	-	-
Operating lease rentals	505,774	165,499	22,236	21,351

3. Sale of Assets

Sales of assets in the ordinary course of business have given rise to the following profits and losses:

Net profits				
Investments in subsidiaries	364,172	-	300,000	-
Investments in unlisted companies	521,211	-	521,211	-
Inventories of shares	-	2,756,560	-	2,756,560
	885,383	2,756,560	821,211	2,756,560
Net losses				
Property, plant & equipment	3,359	42,951	-	1,689
Inventories of shares	3,912	-	-	-
	7,271	42,951	-	1,689

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
4. Auditors' Remuneration				
(a) Auditor of the parent entity				
Auditing the financial report	25,000	-	25,000	-
Other services	20,000	-	20,000	-
	45,000	-	45,000	-
(b) Other auditors				
Auditing the financial report	19,129	22,158	19,129	22,158
Other services	14,037	13,278	-	13,278
	33,166	35,436	19,129	35,436
	78,166	35,436	64,129	35,436
5. Income Tax				
(a) Prima facie income tax (benefit) calculated at 30% (2001 - 34% of operating (loss)	(2,666,529)	(1,170,825)	(1,189,787)	114,362
Tax effect of permanent differences:				
Amortisation of intangibles	900,908	971,875	-	-
Losses used in group transfer	1,171,234	-	-	-
Write up /(down) of value of inventories	-	(944,514)	-	(944,514)
Writedown in value of subsidiary	-	-	310,199	-
Writedown in value of tenements	-	192,100	-	192,100
Other non deductible items	11,975	94,313	9,577	35,784
Income tax adjusted for permanent differences	(582,412)	(857,051)	(870,011)	(602,268)
Future income tax benefit of tax losses not bought to account - refer Note 5(b)	582,412	857,051	870,011	602,268
Income tax attributable to operating loss	-	-	-	-

(b) Future income tax benefits arising from tax losses and timing differences are not recognised as an asset because recovery of tax losses is not virtually certain, and recovery of timing differences is not assured beyond any reasonable doubt.

Revenue losses	5,127,834	3,901,375	1,316,632	531,412

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated 2002 $	2001 $

The realisation of the benefits depends upon:

(i) the ability of the consolidated entity to derive future assessable income of a nature and of sufficient amount to enable the benefit to be realised;

(ii) the ability of the consolidated entity to continue to comply with the conditions for deductibility imposed by the law; and

(iii) an expectation that legislation will not change in a manner which could adversely affect the consolidated entity's ability to realise the benefit.

As stated at Note 5(b), the realisation of these benefits depends upon the ability of the consolidated entity to continue to comply with the conditions for deductibility imposed by law.

6. Earnings per Share

	2002	2001
Basic earnings (loss) per share	(0.034)	(0.016)
Diluted earnings (loss) per share	(0.034)	(0.016)
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share	259,814,214	215,660,729

(a) Earnings used in the calculation of basic earnings per share is the same as the net loss in the statement of financial performance.

(b) The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2002	2001
Vendor options	69,256,250	70,000,000
Director options	3,000,000	-
Staff Share Plan	8,620,000	-
Total Unlisted Options	80,876,250	70,000,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
7. Cash				
Cash on hand and at bank	7,160,299	646,378	6,921,627	246,292
8. Receivables				
Current				
Trade debtors	217,513	59,029	-	792
Other debtors	15,650	35,229	12,580	24,649
	233,163	94,258	12,580	25,441
Non-Current				
Loan to controlled entities	-	-	3,424,811	832,374
Provision for non recovery	-	-	-	(200,000)
	-	-	3,424,811	632,374

Other debtors generally arise from transactions outside the usual operating activities of the consolidated entity and interest is not charged.

9. Other Current Financial Assets

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Term deposits with banks securing performance bond facilities	69,750	96,438	69,750	81,347

Term deposits with banks securing performance bond facilities are generally on 180 day terms, with a weighted average effective interest rate of 2.85 % at 30 June 2002 (2001; 4.6%).

10. Inventories

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Current				
Shares in listed entities – at lower of cost and net realisable value*	781,817	2,457,509	682,760	2,438,159
*Quoted market value of shares in listed companies	829,411	2,465,249	682,760	2,438,159

11. Other current assets

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Prepayments	-	87,000	-	87,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$

12. Other financial assets

Non-Current				
Investments in other entities				
Unlisted shares - at cost	279,158	8,139,573	279,158	8,139,573
Investments in controlled entities				
Listed shares - at Recoverable amount	-	-	245,730	1,277,162
Unlisted shares - at cost	-	-	29,921,696	29,921,696
	279,158	8,139,573	30,446,584	39,338,431

Reconciliations

Reconciliations of the carrying amounts for each class of other financial assets are set out below:

(a) Unlisted shares in other entities – at cost				
Carrying amount at the beginning of the year	8,139,573	-	8,139,573	-
Additions for cash	-	2,393,814	-	2,393,814
Additions for exchange of shares	818,374	5,745,759	818,374	5,745,759
Disposals for cash	(8,678,789)	-	(8,678,789)	-
Carrying amount at the end of the year	279,158	8,139,573	279,158	8,139,573
(b) Unlisted shares in controlled at - Recoverable amount				
Carrying amount at the beginning of the year	-	-	1,277,162	1,106,954
Write down to net asset value	-	-	(1,033,966)	-
Additions during the year	-	-	2,534	170,208
Carrying amount at the end of the year	-	-	245,730	1,277,162
(c) Unlisted shares in controlled entities at cost				
Carrying amount at the beginning of the year	-	-	29,921,696	2,000,002
Additions during the year - other	-	-	-	27,921,694
Carrying amount at the end of the year	-	-	29,921,696	29,921,696

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
13. Property, Plant and Equipment				
Plant and equipment - at cost	796,210	1,665,250	35,092	31,810
Accumulated depreciation	(304,613)	(864,487)	(18,692)	(9,868)
Total property, plant and equipment net book value	491,597	800,763	16,400	21,942
Reconciliations				
Reconciliations of the carrying amounts of plant and equipment are set out below:				
Gross Carrying Amount				
Balance at start of financial year	1,665,250	919,467	31,810	636,450
Additions	90,484	74,222	3,282	25,168
Disposals	(959,524)	(42,951)	-	(629,808)
Acquisition through entity acquired	-	714,512	-	-
Balance at end of financial year	796,210	1,665,250	35,092	31,810
Accumulated Depreciation				
Balance at start of financial year	(864,487)	(585,776)	(9,868)	(405,453)
Depreciation expense	(229,585)	(278,711)	(8,824)	(105,288)
Disposals	789,459	-	-	500,873
Balance at end of financial year	(304,613)	(864,487)	(18,692)	(9,868)
Net Book Value	491,597	800,763	16,400	21,942
14. Intangible Assets				
Goodwill – at cost	428,012	26,489,369	-	-
Accumulated amortisation	(22,533)	(1,979,952)	-	-
	405,479	24,509,417	-	-
Patents and trademarks – at cost	30,280,232	3,732,990	-	-
Accumulated amortisation	(6,700,588)	(878,504)	-	-
	23,579,644	2,854,486	-	-
	23,985,123	27,363,903	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$

Reconciliations

Reconciliations of the carrying amounts for goodwill are set out below:

Cost				
Balance at start of financial year	26,489,369	-	-	-
Acquisition of DNA ID Labs	248,012	-	-	-
Goodwill on acquisition of GeneType AG - patents	-	26,309,369	-	-
Purchased goodwill on acquisition of GeneType AG	-	180,000	-	-
Amount transferred from goodwill on acquisition of GeneType AG in respect of patents(a)	(26,309,369)	-	-	-
Balance at end of financial year	428,012	26,489,369	-	-
Amortisation				
Balance at start of financial year	(1,979,952)	-		
Amount transferred from amortisation of goodwill on acquisition of GeneType AG in respect of patents (a)	1,973,202	-	-	-
Amortisation	(15,783)	(1,979,952)	-	-
Balance at end of financial year	(22,533)	(1,979,952)	-	-
Net Book Value	405,479	24,509,417	-	-

Reconciliations of the carrying amounts for patents and trademarks are set out below:

Cost				
Balance at start of financial year	3,732,990	-	-	-
Amount transferred from goodwill on acquisition of GeneType AG in respect of patents (a)	26,309,369	-	-	-
Patents acquired on purchase of controlled entity	-	3,732,990	-	-
Exchange rate movements	237,873	-	-	-
Balance at end of financial year	30,280,232	3,732,990	-	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
Amortisation				
Balance at start of financial year	(878,504)	-	-	-
Exchange rate movements				
Amount transferred from amortisation of goodwill on acquisition of GeneType AG in respect of patents (a)	(1,973,202)	-	-	-
Amortisation	(3,848,882)	(878,504)	-	-
Balance at end of financial year	(6,700,588)	(878,504)	-	-
Net Book Value	23,579,644	2,854,486	-	-

(a) In June 2002, the amount of goodwill relating to the fair value of the underlying assets on acquisition of GeneType AG was reclassified from goodwill to patents and trademarks.

15. Payables

Current				
Trade creditors	716,624	445,904	170,676	268,298
Unsecured loan	700,000	700,000	-	-
Loans from controlled entities	-	-	47	47
Sundry creditors and accruals	273,372	15,000	273,372	15,000
	1,689,996	1,160,904	444,095	283,345

All payables are non-interest bearing.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$

16. Interest bearing liabilities

	2002 $	2001 $	2002 $	2001 $
Current				
Bank loans - secured	-	120,087	-	120,087
Financing arrangements				
The consolidated entity has access to the following margin lending facility:				
Total facility available	-	1,024,000	-	1,024,000
Facility utilised at balance date	-	(120,087)	-	(120,087)
Facility not used at balance date	-	903,913	-	903,913

The bank loans are denominated in Australian dollars. The bank loan facilities are secured by registered charges over shares in listed public companies and are payable when the shares are sold. The loan bears interest at 7.9% at 30 June 2001.

	2002 $	2001 $	2002 $	2001 $
Non - Current				
Wholly owned controlled entities	-	-	869,540	-

17. Provisions

	2002 $	2001 $	2002 $	2001 $
Current				
Provision for rehabilitation	-	250,000	-	-
Employee entitlements	174,737	87,077	52,011	29,604
	174,737	337,077	52,011	29,604
Number of employees at year end	21	16	2	1

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
18. Contributed equity				
Fully paid ordinary shares				
Balance at beginning of the year represented by 257,793,804 (2001- 108,039,724) shares	53,957,294	20,211,537	53,957,294	20,211,537
Add shares issued				
140,000,000 on part acquisition of GeneType AG at 20 cents each	-	28,000,000	-	28,000,000
1,000,000 share placement for cash at 50 cents	500,000	-	500,000	-
94,340 shares issued as part of business acquisition at 53 cents each	50,000		50,000	-
315,000 shares issued for services at 50 cents each	157,500	-	157,500	-
150,000 shares issued for services at 41.5 cents each	62,250	-	62,250	-
507,560 shares issued to acquire investments at 55 cents each	279,158	-	279,158	-
Prorata capital reduction approved in general meeting on 30 November 2001	(16,342,867)	-	(16,342,867)	-
743,750 Exercise of options at 20 cents each	148,750	-	148,750	-
9,754,080 on acquisition of shares in Cytomation Inc at 58.9 cents each	-	5,745,757	-	5,745,757
724,020 on acquisition of shares in Cytomation Inc at 74.5 cents each	539,216	-	539,216	-
Balance at end of the year represented by 261,328,474 ordinary shares	39,351,301	53,957,294	39,351,301	53,957,294

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

Unlisted options

On 29 August 2000, shareholders approved the issue of 70,000,000 unlisted options to the vendors of GeneType AG at an exercise price of 20 cents on or before 14 April 2005. 69,256,250 of these unlisted options were outstanding at the end of the financial year and the date of this report. On 29 August 2000, shareholders also approved the issue of 3,000,000 unlisted options to directors at an exercise price of 45 cents on or before 14 April 2005. All the 3,000,000 directors unlisted options were outstanding at the end of the financial year and the date of this report.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

Employee Share Option Plan

On 30 November 2000 shareholders approved the establishment of the Staff Share Plan. During the year the Company issued the following options which are exercisable on or before 30 November 2007 under the rules of the Staff Share Plan.

	2002 Number	2001 Number
Directors at an exercise price of 61 cents	3,500,000	-
Senior executives at an exercise price of 61 cents	1,250,000	-
Staff at an exercise price of 56 cents	2,350,000	-
Staff at an exercise price of 49 cents	1,770,000	-
	8,870,000	-
Less options lapsed on resignation (49 cents)	250,000	-
Total	8,620,000	-

All the 8,620,000 unlisted options issued under the Staff Share Plan were outstanding at the end of the financial year and the date of this report.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
19. Reserves				
(a) Composition				
Foreign currency translation reserve	581,373	358,911	-	-
Share option reserve	-	1,564,356	-	1,564,356
	581,373	1,923,267	-	1,564,356
(b) Movements				
Foreign Currency Translation Reserve				
Balance as at beginning of year	358,911	165,463	-	-
Net translation adjustment	222,462	193,448	-	-
Balance at end of year	581,373	358,911	-	-
Share Option Reserve				
Balance at the beginning of the year	1,564,356	1,564,356	1,564,356	1,564,356
Transfer to accumulated losses	1,564,356	-	1,564,356	-
Balance the end of financial year	-	1,564,356	-	1,564,356
20. Accumulated losses				
Accumulated losses at beginning of year	(17,907,223)	(14,516,820)	(13,083,700)	(13,420,059)
Transfer from contributed equity as a prorate reduction in capital approved by shareholders (See note 18)	16,342,867	-	16,342,867	-
Transfer from share option reserve (See note 19)	1,564,356	-	1,564,356	-
Net profit/(loss) attributable to members of the parent entity	(8,824,594)	(3,390,403)	(3,965,958)	336,359
Retained earnings/ (Accumulated losses) at the end of the year	(8,824,594)	(17,907,223)	857,565	(13,083,700)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

21. Additional Financial Instrument Disclosure

(a) Interest Rate Risk Exposures

Cash assets totalling $7,160,229 (2001: $646,378) have a weighted average floating interest rate of 2.85% (2001: 3.1%). A weighted floating interest rate of 2.85% (2001: 4.6%) on term deposits totalling $69,750 (2001: $96,438) is included in other current financial assets. Bank loans totalling Nil (2001: $120,087) have a weighted average fixed interest rate of Nil (2001: 7.9%).

Other receivables, investments, accounts payable and other financial items are non-interest bearing.

(b) Net fair values of financial assets and liabilities

Valuation Approach

Net fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Recognised Financial Instruments

Listed shares included in "Inventories" are traded in an organised financial market. The net fair value of listed shares are determined by valuing them at the quoted bid price for an asset or offer price for a liability, adjusted for transaction costs necessary to realise the asset or settle the liability.

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amount of bank term deposits, accounts receivable and accounts payable approximate net fair value.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

		Consolidated		Consolidated
	2002	2002	2001	2001
	Carrying amount	Net fair value	Carrying amount	Net fair value
	$	$	$	$
(c) Net fair values				
Recognised Financial Instruments				

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2002 Carrying amount $	2002 Net fair value $	2001 Carrying amount $	2001 Net fair value $
Financial assets				
Cash	7,160,299	7,160,299	646,378	646,378
Receivables	302,913	302,913	190,696	190,696
Other	-	-	87,000	87,000
Inventories:-				
Shares in other corporations				
- listed	781,817	829,411	2,457,509	2,465,249
Financial liabilities				
Accounts payable	1,689,996	1,689,996	1,160,904	1,160,904
Interest-bearing liabilities	-	-	120,087	120,087

The listed shares in other corporations are readily tradeable on organised markets in a standardised form. All other financial assets and liabilities are not readily tradable on organised markets in a standardised form.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$

22. Remuneration of Directors

Directors' income

The number of Directors of Genetic Technologies Limited whose income from the Company or any related party falls within the following bands:

			No	No
$ 0 - $ 9,999			1	1
$ 10,000 - $ 19,999			-	1
$ 90,000 - $ 99,999			1	-
$100,000 - $109,999			-	1
$140,000 - $149,999			-	1
$150,000 - $159,999			1	-
$170,000 - $179,999			1	-
$300,000 - $309,999			-	1
$460,000 - $469,999			-	1
Total income paid or payable, or otherwise made available to all Directors of the Company and controlled entities from the Company or any related party	935,025	1,197,793	428,002	910,900

Remuneration of directors includes director's fees together with management and consulting fees paid to entities associated with the Directors as disclosed in Note 29.

2,000,000 unlisted options of 45 cents were approved and granted to Dr Mervyn Jacobson and 1,000,000 to Ian Dennis on 29 August 2000. These options have an exercise price of 45 cents and are exercisable on or before 14 April 2005.

2,000,000 unlisted options of 61 cents were approved and granted to Dr Mervyn Jacobson, 1,000,000 to Ian Dennis and 500,000 to Fred Bart on 30 November 2001. These options have an exercise price of 61 cents and are exercisable on or before 30 November 2007.

Persons who have acted as Directors of the Company during the financial year ended 30 June 2002 are:

Dr Mervyn Jacobson

Fred Bart

Ian Alistair Dennis

Prof Ian Gust (Resigned 30 November 2001)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
23. Executives' remuneration				
The number of Australian based executive officers (including executive directors) of the Company and of the controlled entities whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls with the following bands:				
$100,000 - $109,999	1	1	-	1
$110,000 - $119,999	-	1	-	-
$120,000 - $129,999	3	-	-	-
$150,000 - $159,999	2	-	1	-
$160,000 - $169,999	-	1	-	1
$300,000 - $309,999	-	1	-	1
$460,000 - $469,999	1	-	1	-
Total income in respect of the financial year received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more	834,690	1,010,464	327,667	894,300

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	2002 Mining $	2002 Biotech $	2002 Investment $	2002 Unallocated $	2002 Totals $	2002 Eliminations $	2002 Consolidated $

24. Segment Information

The consolidated entity operates in Australia, USA, Switzerland and Canada in the biotechnology, mining and investment industries.

Business Segments (Primary Segment) - 2002

	Mining $	Biotech $	Investment $	Unallocated $	Totals $	Eliminations $	Consolidated $
External Sales	318,163	3,091,500	9,215,438	-	12,352,036	-	12,352,036
Inter-segment	-	-	-	-	-		-
Unallocated revenues	-	-	-	481,479	481,479	-	754,544
Total revenue	318,163	3,091,500	9,215,438	481,479	13,106,580	-	13,106,580
Segment results	265,499	(6,642,890)	(2,511,039)	-	(8,888,430)	-	(8,888,430)
Loss from ordinary activities before income tax					(8,888,430)	-	(8,888,430)
Income tax expense relating to ordinary activities							-
Net Loss							(8,888,430)
Segment assets	-	31,939,932	1,060,975	-	33,000,907	-	33,000,907
Segment liabilities	-	1,864,730	-	-	1,864,733	-	1,864,733
Acquisition of segment assets	-	248,012	-	-	248,012	-	248,012
Depreciation and amortisation of segment assets	64,712	4,029,538	-	-	4,094,250	-	4,094,250
Other non-cash expenses	34,501	157,500	2,507,127	62,250	2,761,378	-	2,761,378

The principal services of each business segment is as follows:

Mining – residual interest in mineral exploration tenements in Australia.

Biotechnology – research, service testing and licensing of intellectual property in Switzerland and Australia.

Investment – equity investments in other entities in USA, Canada and Australia.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	2002 Australia $	2002 Canada $	2002 USA $	2002 Switzerland $	2002 Unallocated	2002 Totals	2002 Eliminations	2002 Consolidated $
Geographical Segments – 2002								
Revenue	12,818,925	121,234	62,056	55,802	110,619	13,168,636	(62,056)	13,106,580
Segment results	(8,211,555)	(43,495)	20,917	(754,429)	100,132	(8,888,430)	-	(8,888,430)
Loss from ordinary activities before income tax	(8,211,555)	(43,495)	20,917	(754,429)	100,132	(8,888,430)	-	(8,888,430)
Income tax expense relating to ordinary activities	-	-	-	-	-	-	-	-
Net Loss	(8,211,555)	(43,495)	20,917	(754,429)	100,132	(8,888,430)	-	(8,888,430)
Segment assets	31,905,331	239,608	-	855,968	-	33,000,907	-	33,000,907
Segment liabilities	1,837,131	3,757	4,922	18,923	-	1,864,733	-	1,864,733

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	2001 Mining $	2001 Biotech $	2001 Investment $	2001 Unallocated $	2001 Totals	2001 Eliminations $	2001 Consolidated $
Business Segments (Primary segments) - 2001							
External Sales	7,420	714,875	4,301,531	-	5,023,826	-	5,023,826
Inter-segment sales	-	-	-				-
Unallocated revenues	-	-	-	608,940	608,940	-	608,940
Total revenue	7,420	714,875	4,301,531	608,940	5,632,766	-	5,632,766
Segment results	(1,197,573)	(3,259,620)	1,543,791	-	(2,913,402)	-	(2,913,402)
Unallocated							(530,201)
Loss from ordinary activities before income tax expense							(3,443,603)
Income tax expense relating to ordinary activities						-	-
Net Loss							(3,443,603)
Segment assets	245,032	36,336,903	2,457,509	646,378	39,685,822	-	39,685,822
Segment liabilities	250,000	923,288	120,087	324,693	1,618,068	-	1,618,068
Acquisition of segment assets	74,223	27,363,903	8,139,573	-	35,577,699	-	35,577,699
Depreciation and amortisation of segment assets	757,214	2,709,221	-	-	3,466,435	-	3,466,435
Other non-cash expenses	448,129	-	206,702	-	654,831	-	654,831

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

The consolidated entity operates in Australia, USA, Switzerland and Canada in the biotechnology, mining and investment industries.

Geographical Segments – 2001

	2001 Australia $	2001 Canada $	2001 USA $	2001 Switzerland $	2001 Unallocated	2001 Totals	2001 Eliminations	2001 Consolidated $
Revenue	5,404,301	108,338	25,333	40,356	109,439	5,687,787	(55,021)	5,632,766
Segment results	(2,579,643)	(208,327)	98,061	(850,651)	96,957	(3,443,603)	-	(3,443,603)
Loss from ordinary activities before income tax expense	(2,579,643)	(208,327)	98,061	(850,651)	96,957	(3,443,603)	-	(3,443,603)
Income tax expense relating to ordinary activities	-	-	-	-	-	-	-	-
Net Loss	(2,579,643)	(208,327)	98,061	(850,651)	96,957	(3,443,603)	-	(3,443,603)
Segment assets	28,334,006	332,304	8,139,771	2,879,741	-	39,685,822	-	39,685,822
Segment liabilities	1,591,835	11,791	5,192	9,250	-	1,618,068	-	1,618,068

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$

25. Notes to the statements of cash flows

(a) Reconciliation of loss from ordinary activities after income tax to the net cash used by operating activities

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
Profit/ (loss) from ordinary activities after income tax	(8,888,430)	(3,443,603)	(3,965,958)	336,359
Add/(less) non cash items:				
Write off of exploration tenements	-	448,129	-	260,275
Write down of value of inventories	2,507,127	206,702	2,492,976	206,702
Write down of value of controlled entities to net asset value	-	-	1,033,966	-
Amortisation of development costs	-	329,268	-	329,268
Amortisation of goodwill/ patents	3,864,665	2,858,456	-	-
Depreciation of plant and equipment	229,585	278,711	8,824	105,288
Loss on sale of property, plant and equipment	3,359	42,951	-	1,689
Profit (loss) on sale of inventories	3,912	(2,756,560)	-	(2,756,560)
Profit on sale of investments	(885,383)	-	(821,211)	-
Securities issued for expenses	269,750	-	269,750	-
Securities received as part of sales	(850,785)	-	(737,577)	-
Other	(42,217)	-	3	568
Add/(less) items classified as investing activities:				
Proceeds from tenement options	-	(103,199)	-	-
Changes in assets and liabilities:				
Other debtors	113,208	(77,912)	110,666	(96,389)
Trade debtors	(158,484)	(17,487)	792	(792)
Provisions	87,660	68,554	22,407	29,607
Trade creditors	429,092	(75,513)	160,750	152,848
Sundry creditors and accruals	-	12,702	-	5,000
Net cash used by operating activities	(3,316,941)	(2,228,801)	(1,424,612)	(1,426,137)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
(b) Business acquired				
During the financial year, a business was acquired. Details of the acquisition are as follows:				
Consideration				
Cash	98,012	-	-	-
Consideration payable	100,000			
Ordinary shares	50,000	-	-	-
	248,012	-	-	-
Fair value of net assets acquired				
Goodwill	248,012	-	-	-
Net Cash Outflow on Acquisition				
cash	98,012	-	-	-
(c) Businesses disposed				
During the financial year, the consolidated entity disposed of Golden Mount NL and Mt Alexander Goldfields NL. Details of the disposal are as follows:				
Consideration				
Cash	300,000	-	300,000	-
Book Value of Net Assets Sold				
Current assets				
Receivables	20,000	-	-	-
Non Current Assets				
Property, plant & equipment	165,828	-	-	-
Non Current Liabilities				
Provisions	(250,000)	-	-	-
Net assets disposed	(64,172)	-	-	-
Profit on disposal	364,172	-	300,000	-
Net cash inflows from sale of controlled entity	300,000	-	300,000	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $

(d) Acquisition of entities

GeneType AG

On 30 September 2000 the consolidated entity acquired control of GeneType AG by placing 140,000,000 ordinary shares and issuing 70,000,000 options exercisable at 20 cents on or before 14 April 2005 to the vendors of GeneType AG for the balance of 90% of the shares not already held.

Details of the acquisition are as follows:

	Consolidated 2002 $	Consolidated 2001 $	The Company 2002 $	The Company 2001 $
i) Consideration				
Cash consideration – 2000	-	875,000	-	875,000
Cash consideration – 2001	-	546,649	-	546,649
Cash acquired – 2001	-	(356,696)	-	-
Outflow of cash	-	1,064,953	-	1,421,649
Placement of 2,500,000 shares to vendors – 2000	-	500,000	-	500,000
Placement of 140,000,000 shares to the vendors – 2001	-	28,000,000	-	28,000,000
	-	29,564,953	-	29,921,649
ii) Fair value of net assets of entity acquired				
Receivables	-	69,729	-	-
Patents and trademarks	-	3,716,233	-	-
Plant and equipment	-	714,512	-	-
Trade creditors	-	(544,890)	-	-
Loans	-	(700,000)	-	-
	-	3,255,584	-	-
Goodwill on consolidation (Note 14)	-	26,309,369	-	-
Consideration	-	29,564,953	-	29,921,649
Net cash flow on acquisition 2001	-	(189,953)	-	(546,649)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

(e) Non-Cash Financing and Investing Activities

During the financial year, the consolidated entity settled the payment for services by the issue of ordinary shares at market prices at the time of the issue. One transaction involved the issue of 315,000 ordinary shares at 50 cents each with a value of $157,500 and the other transaction involved the issue of 150,000 ordinary shares at 41.5 cents each with a value of $62,250.

The consolidated entity also issued 507,560 ordinary shares at 55 cents each to acquire a shareholding in XY Inc at a value of $279,158.

The consolidated entity also issued 724,020 ordinary shares at 74.5 cents each to acquire shares in Cytomation Inc at a value of $539,216.

The consolidated entity also issued 94,340 ordinary shares at 53 cents each as part of the consideration to acquire DNA-ID Labs at a value of $50,000.

26. Commitments

Capital expenditure commitments

The Company does not have any significant capital expenditure commitments that are subject to binding contracts. However the Company has continuing minimal expenditure requirements of the Western Australian Mines Department in respect of its prospecting licences, exploration licences and mining leases.

In respect of the Duketon Belt Joint Venture with Johnson's Well Mining NL in which the Company has a 21.18% (2001: 21.18%) interest, the Company is not contributing any funding towards the project by agreement with the joint venture partner and will dilute its interest in the project.

27. Contingent Liabilities

The consolidated entity has been notified of a number of native title claims covering exploration tenements in the Duketon Belt Joint Venture in Western Australia held by the consolidated entity under the Commonwealth Native Title Act, 1993. Until further information regarding the claims and the affected area is available, the consolidated entity will not be in a position to assess the likely effect, if any, of any claim. However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate.

28. Joint Venture Operations

The consolidated entity has an interest in the following joint venture:

a) On 29 September 1995 the Company entered into a Joint Venture agreement with Johnson's Well Mining NL for the Duketon Belt Project. Johnson's Well Mining NL originally had a 75% interest in the Duketon Belt tenements and the Company had 25%. The Company is no longer contributing to the joint venture operating costs and its interest has reduced from 25% to 21.18% with the agreement of Johnson's Well Mining NL. The Company has written off its entire investment in the Duketon Belt Project in previous years.

Included in the assets and liabilities of the Company and the consolidated entity are the following items which represent the Company's and the consolidated entity's interest in the assets and liabilities employed in the joint ventures, recorded in accordance with accounting policies described in Note 1.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
Current Assets				
Receivables	-	15,091	-	-
Total Current Assets	-	15,091	-	-
Non - Current Assets				
Property, plant and equipment	-	229,941	-	-
Total Non - Current Assets	-	229,941	-	-
Total Assets	-	245,032	-	-
Current Liabilities				
Provision for rehabilitation	-	250,000	-	-
Total Liabilities	-	250,000	-	-

29. Related Party Transactions

a) Directors

The name of directors and details of remuneration (including transactions disclosed in (b) below) are set out in Note 22.

b) Transactions with the Company or its Controlled Entities

Dennis Corporate Services Pty Limited is associated with Mr I A Dennis and provided management and accounting services to the Company for the year ended 30 June 2002 and received $32,667 (2001 - $140,000).

4F Investments Pty Limited is associated with Mr Fred Bart and provided management services to the Company for the year ended 30 June 2002 and received $72,000 (2001 - $82,000).

Bankberg Pty Limited is associated with Dr Mervyn Jacobson and provided the office and laboratory premises to GeneType Pty Limited at Hanover Street, Fitzroy. During the year to 30 June 2002, GeneType Pty Limited paid Bankberg Pty Limited rent and outgoings of $483,538 (2001 - $144,098).

Datalab Management Pty Limited is associated with Dr Mervyn Jacobson and provided management services to GeneType Pty Limited during the previous year. GeneType Pty Limited paid Nil (2001 - $33,332) during the year.

c) Directors' Holdings of Shares and Share Options

The interests of Directors of the reporting entity and their Director - related entities in shares and share options of entities within the consolidated entity at year-end are set out below.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
Genetic Technologies Limited				
		Shares		Options
		(number held)		(number held)
Dr Mervyn Jacobson	100,513,500	99,955,000	53,000,000	51,000,000
Mr Fred Bart	26,918,214	26,818,214	500,000	-
Mr Ian Alistair Dennis	300,000	300,000	2,000,000	1,000,000

(d) Directors' transactions in shares and share options

During the previous year Dr Mervyn Jacobson was issued 98,000,000 ordinary shares and granted options over 49,000,000 unissued shares by the Company as consideration for the acquisition of his interest in the controlled entity, GeneType AG. During the previous year 2,000,000 options over unissued shares were granted to Dr Mervyn Jacobson and 1,000,000 to Ian Dennis.

During the current year, unlisted options were granted to directors under the Staff Share Plan exercisable at 61 cents each on or before 30 November 2002. Dr Mervyn Jacobson received 2,000,000, Ian Dennis 1,000,000 and Fred Bart 500,000.

No options were exercised by directors at 30 June 2002.

e) Balances with Entities within the wholly owned group

The aggregate amount receivable/ (payable) from (to) wholly owned controlled entities by the Company at balance date:

Non – current assets			-	632,374
Non - current liabilities			(2,801,872)	-

These amounts are interest-free and repayable at call, however are not expected to be repaid within twelve months.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

30. Controlled Entities

(a) Particulars in relation to controlled entities:

	Country of Incorporation	Ordinary Share Consolidated Interest Held	
		2002	2001
Parent Entity			
Genetic Technologies Limited	*Australia*		
Controlled Entities			
GeneType AG	Switzerland	100%	100%
GeneType Corporation	USA	100%	100%
GeneType Pty Limited*	Australia	-	100%
Simons GeneType Diagnostics Pty Limited*	Australia	-	100%
Genetic Technologies Corporation Pty Limited*	Australia	-	100%
Silbase Scientific Services Pty Limited*	Australia	-	100%
GeneType Pty Limited	Australia	100%	-
Simons GeneType Diagnostics Pty Limited	Australia	100%	-
Genetic Technologies Corporation Pty Limited	Australia	100%	-
Silbase Scientific Services Pty Limited	Australia	100%	-
RareCellect Limited	Australia	100%	90%
ImmunAid Pty Limited	Australia	60%	60%
AgGenomics Pty Limited	Australia	50.1%	-
Golden Mount NL	*Australia*	-	100%
Mt Alexander Goldfields NL	Australia	-	100%
Gtech International Resources Limited	Canada	70.58%	70.45%

The controlled entities' shares are all owned directly by the parent entity apart from the one (2001 – five) subsidiaries of GeneType AG which are owned by GeneType AG. On 28 June 2002 the subsidiaries marked * above were transferred under the direct control of the parent company.

(b) Disposal of controlled entities

During the financial year the consolidated entity disposed of its 100% interest in Golden Mount NL and Mt Alexander Goldfields NL. The aggregate gain to the consolidated entity was $364,172.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

31. Outside Equity Interests

	Consolidated	
	2002	2001
	$	$
Outside equity interests in controlled entities comprise:		
Contributed equity	1,402,089	1,403,469
Accumulated losses	(1,424,342)	(1,236,618)
Reserves	50,347	(72,435)
Total outside equity interests	28,094	94,416

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$

32. Total equity reconciliation

Total equity at the beginning of the year	38,067,754	7,577,124	42,437,950	8,355,834
Total changes in parent entity interest in equity recognised in statement of financial performance	(8,602,132)	(3,196,955)	(3,965,958)	336,359
Transactions with owners as owners:				
Contribution of equity	1,736,874	33,745,757	1,736,874	33,745,757
Total changes in outside equity interests	(66,322)	(58,172)	-	-
Total equity at end of year	31,136,174	38,067,754	40,208,866	42,437,950

33. Leases

Operating Leases

Operating leases relate to office premises in Sydney and Melbourne and laboratory facilities in Melbourne with lease terms between 2 and 10 years. The Melbourne laboratory facility has an option to extend for a further 10 years. The Melbourne laboratory facilities are owned by a company associated with the Executive Chairman. All operating lease contracts contain market review clauses in the event that the company/ consolidated entity exercises its option to renew. The company/ consolidated entity does not have an option to purchase the leased assets at the expiry of the lease periods.

Not longer than 1 year	278,736	-	52,496	-
Longer than 1 year and not longer than 5 years	955,113	-	50,153	-
Longer than 5 years	1,131,200	-	-	-
	2,365,049	-	102,649	-

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002 (CONT)

	Consolidated		The Company	
	2002	2001	2002	2001
	$	$	$	$
34. Non-Hedged Foreign Currency Balances				
US Dollars				
Payables - Current:	139,500	221,134	134,578	215,942
Receivables - Current:	-	-	-	-
Cash	6,327,327	20,926	6,327,327	20,728
Swiss Francs				
Payables - Current	18,923	10,165	-	-
Receivables - Current	2,976	7,692	-	-
Cash	75,125	15,923	-	-
Canadian Dollars				
Payables - Current	3,757	11,791	-	-
Receivables - Current	68	2,864	-	-
Cash	150,645	313,068	10,702	2,978

35. Subsequent Events

On 30 July 2001, Genetic Technologies Limited via its subsidiary, Genetic Technologies Corporation Pty Limited completed the purchase of the business of DNA – ID LABS in Perth as part of its strategy of expanding its paternity testing business. The Company paid $98,012 cash payment and issued $50,000 worth of shares in Genetic Technologies Limited at the time of settlement which was represented by 94,340 shares. A further cash payment of $100,000 was paid on 31 July 2002 which was provided in these accounts and the issue of $50,000 worth of shares representing 121,951 shares in Genetic Technologies Limited was made on 1 August 2002.

On 9 September 2002, the Company announced that it had signed a license agreement with Perlegen Sciences, Inc., an unlisted US public company. The license is limited to the specialised field in genomic research known as "high resolution genome analysis". The license fee worth approximately A$1.6m is made up of cash of A$750,000 and securities in Perlegen Sciences to the value of A$850,000.

The financial effects of the above transactions have not been brought to account in the financial statements for the year ended 30 June 2002, other than the inclusion in payables of the $100,000 paid to the vendors of DNA-ID Labs which the company was committed to paying as at 30 June 2002.

36. Additional Company Information

Genetic Technologies Limited is a listed public company, incorporated and operating in Australia, North America and Europe.

Registered Office

60-66 Hanover Street
Fitzroy VIC 3065

Sydney Business Office

Level 9, 185 Macquarie Street
Sydney NSW 2000

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this report.

HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Stock Exchange Limited. The Home Exchange is Perth. The ticker symbol for the ordinary shares is "GTG".

SUBSTANTIAL SHAREHOLDERS

At 16 September 2002 the following substantial shareholders were registered:

	Ordinary Shares	Percentage of total Ordinary shares
Dr Mervyn Jacobson	100,513,500	38.44%
Security & Equity Resources Limited	26,918,214	10.30%

VOTING RIGHTS

Rule 74 of the Company's Constitution stipulates the voting rights of members as follows:

"Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) On a show of hands every person present in the capacity of a Member or a proxy, attorney or representative (or in more than one of these capacities) has one vote; and

(b) On a poll every person present who is a Member or proxy, attorney or Representative has:

(i) For each fully paid share that the person holds or represents - one vote; and

(ii) For each share other than a fully paid share that the person holds or represents – that proportion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited)."

ASX ADDITIONAL INFORMATION (CONT)

DISTRIBUTION OF EQUITY SECURITY HOLDERS - LISTED AND RESTRICTED
At 16 September 2002 the distribution of equity security holders were:

Range	Ordinary Shareholders	Number of Shares
1-1,000	194	137,511
1,001 - 5,000	783	2,433,270
5,001 - 10,000	446	3,773,165
10,001 – 100,000	809	28,488,244
100,001 and over	180	226,618,235
Total	2,412	261,450,425

There were 219 ordinary shareholders with less than a marketable parcel.

DISTRIBUTION OF EQUITY SECURITY HOLDERS - LISTED
At 16 September 2002 the distribution of shareholdings were:

Range	Ordinary Shareholders	Number of Shares
1-1,000	194	137,511
1,001 – 5,000	783	2,433,270
5,001 – 10,000	446	3,773,165
10,001 – 100,000	809	28,488,244
100,001 and over	174	110,614,235
Total	2,406	145,446,425

There were 219 ordinary shareholders with less than a marketable parcel.

There is no current on-market buy-back.

DISTRIBUTION OF RESTRICTED EQUITY SECURITY HOLDERS AND OPTION HOLDINGS
At 16 September 2002 the distribution of restricted shareholdings and option holdings were:

Range	Restricted Ordinary Shareholders	Number of Restricted Shares	Restricted Option holders	Number of Restricted Options
1-1,000	-	-	-	-
1,001 – 5,000	-	-	-	-
5,001 – 10,000	-	-	-	-
10,001 –100,000	-	-	-	-
100,001 and over	6	116,004,000	6	58,002,000
Total	6	116,004,000	6	58,002,000

ASX ADDITIONAL INFORMATION (CONT)

TWENTY LARGEST ORDINARY SHAREHOLDERS - COMBINED LISTED AND RESTRICTED

At 16 September 2002 the 20 largest combined ordinary shareholders held 68.14% of the total issued fully paid ordinary shares of 261,450,425.

Shareholder	Fully Paid Ordinary Shares	Percentage of total
1. Mervyn Jacobson ApS	49,000,000	18.74%
2. JGT ApS	49,000,000	18.74%
3. Security & Equity Resources Limited	26,918,214	10.30%
4. Maurie and Bernie Stang	9,436,000	3.61%
5. Dr Mervyn Jacobson as trustee	7,544,142	2.89%
6. ANZ Nominees Limited	3,418,516	1.31%
7. Fodiro Pty Limited	3,279,983	1.25%
8. Gail Bratz <Morgan Horse Syndicate A/C>	3,244,801	1.24%
9. Tamara Milstein	2,968,000	1.14%
10. National Nominees Limited	2,907,500	1.11%
11. Jack R Jacobson	2,800,000	1.07%
12. Glenn Jacobson	2,800,000	1.07%
13. Bernhard Bart	2,700,000	1.03%
14. Dr Mervyn Jacobson	2,513,500	0.96%
15. Nerlob Pty Limited	2,156,209	0.82%
16. Elizabeth Sy	1,950,000	0.75%
17. Dr Joshua Ehrlich	1,461,000	0.56%
18. A and D Wire Pty Limited	1,409,039	0.54%
19. Brent McCarty & Yvonne McCarty	1,363,400	0.52%
20. Gail Bratz	1,288,000	0.49%
	178,158,304	68.14%

ASX ADDITIONAL INFORMATION (CONT)

TWENTY LARGEST ORDINARY SHAREHOLDERS – LISTED
At 16 September 2002 the 20 largest ordinary shareholders held 47.05% of the total issued fully paid quoted ordinary shares of 145,446,425.

Shareholder	Fully Paid Ordinary Shares	Percentage of total
1. Security & Equity Resources Limited	26,918,214	18.51%
2. Dr Mervyn Jacobson as trustee	7,544,142	5.19%
3. ANZ Nominees Limited	3,418,516	2.35%
4. Fodiro Pty Limited	3,279,983	2.26%
5. Gail Bratz <Morgan Horse Syndicate A/C>	3,244,801	2.23%
6. National Nominees Limited	2,907,500	2.00%
7. Bernard Bart	2,700,000	1.86%
8. Dr Mervyn Jacobson	2,513,500	1.73%
9. Nerlob Pty Limited	2,156,209	1.48%
10. Elizabeth Sy	1,950,000	1.34%
11. Dr Joshua Ehrlich	1,461,000	1.00%
12. A and D Wire Pty Limited	1,409,039	0.97%
13. Brent McCarty & Yvonne McCarty	1,363,400	0.94%
14. Gail Bratz	1,288,000	0.89%
15. John V Egan	1,176,000	0.81%
16. M Sailer Investments Inc	1,114,200	0.77%
17. Cork & Salford Management Limited	1,080,000	0.74%
18. Dr Michael Balint	1,064,000	0.73%
19. JP Morgan Nominees Australia Limited	940,259	0.65%
20. Emichrome Pty Limited	909,995	0.63%
Total	68,438,758	47.05%

ASX ADDITIONAL INFORMATION (CONT)

LARGEST RESTRICTED ORDINARY SHAREHOLDERS

At 16 September 2002 the 6 largest restricted ordinary shareholders held 100% of the total issued fully paid restricted ordinary shares of 116,004,000.

Shareholder	Fully Paid Ordinary Shares	Escrow Expiry	Percentage of total
1. Mervyn Jacobson ApS	49,000,000	28 December 2002	42.23%
2. JGT ApS	49,000,000	28 December 2002	42.23%
3. Maurie and Bernie Stang	9,436,000	28 November 2002	8.13%
4. Tamara Milstein	2,968,000	28 November 2002	2.57%
5. Jack R Jacobson	2,800,000	28 November 2002	2.42%
6. Glenn Jacobson	2,800,000	28 November 2002	2.42%
	116,004,000		100.00%

RESTRICTED SECURITIES

On 29 August 2000, Shareholders approved the issue of 140,000,000 Ordinary shares and 70,000,000 unlisted options to the vendors of GeneType AG. The Australian Stock Exchange determined that these securities were restricted securities.

116,004,000 Ordinary shares and 58,002,000 unlisted options issued to Dr Mervyn Jacobson related entities, his three children and Maurie and Bernie Stang are subject to a 24 month escrow period as detailed in the above schedule. The remaining 23,996,000 Ordinary shares and 11,998,000 unlisted options issued to non-related parties were subject to a 12 month escrow period as detailed and were released from escrow during the financial year.

ASX ADDITIONAL INFORMATION (CONT)

TWENTY LARGEST UNLISTED OPTION HOLDERS
At 16 September 2002 the 20 largest option holders held 97.36% of the 69,256,250 unlisted options issued to GeneType AG vendors exercisable at 20 cents each on or before 14 April 2005.

Optionholder	Options	Escrow Expiry	Percentage of total
1. JGT ApS	49,000,000	28 December 2002	70.75%
2. Maurie and Bernie Stang	4,718,000	28 November 2002	6.81%
3. Dr Mervyn Jacobson as trustee	3,273,614		4.73%
4. Tamara Milstein	1,484,000	28 November 2002	2.14%
5. Jack R Jacobson	1,400,000	28 November 2002	2.02%
6. Glenn Jacobson	1,400,000	28 November 2002	2.02%
7. Royal Bank of Scotland	896,000		1.29%
8. David Cunningham	868,000		1.25%
9. Gail Bratz <Morgan Horse A/C>	700,000		1.01%
10. Gail Bratz	644,000		0.93%
11. John V Egan	588,000		0.85%
12. Ian Smith	350,000		0.51%
13. Luisa Ashdown	350,000		0.51%
14. Karen Phillips	350,000		0.51%
15. GMG Management (IOM) Limited	315,636		0.46%
16. Peter John Gill	280,000		0.40%
17. Paul Daniel	224,000		0.32%
18. M Sailer Investments Inc	224,000		0.32%
19. Ian Goudie	196,000		0.28%
20. Christopher R Botsford	168,000		0.24%
	67,429,250		97.36%

In addition to the above options, there are 3,000,000 unlisted options issued to Directors exercisable at 45 cents each on or before 14 April 2005. These options were approved by shareholders in General Meeting on 29 August 2000.

Option holder	Options
1. Dr Mervyn Jacobson	2,000,000
2. Ian Dennis	1,000,000
	3,000,000

ASX ADDITIONAL INFORMATION (CONT)

STAFF SHARE PLAN - UNLISTED OPTIONS

On 30 November 2001, shareholders approved the establishment of a Staff Share Plan. During the year a total of 8,870,000 options were issued to 30 employees, directors and consultants. 250,000 of these options lapsed during the year on the resignation of two employees. The details of the remaining 8,620,000 unlisted options issued under the Staff Share Plan were as follows:

	Number	Exercise Price	Expiry
Level 3 – Dr Mervyn Jacobson - Director	2,000,000	$0.61	30 November 2007
Level 3 – Ian Dennis –Director	1,000,000	$0.61	30 November 2007
Level 3 – Fred Bart – Director	500,000	$0.61	30 November 2007
Level 3 – Senior Executives	1,250,000	$0.61	30 November 2007
Level 2 – Staff and consultants	2,350,000	$0.56	30 November 2007
Level 1 – Staff and consultants	1,520,000	$0.49	30 November 2007
Total	8,620,000		

These options are subject to the rules of the Staff Share Plan.

CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year.

BOARD OF DIRECTORS

The Board is responsible for the overall Corporate Governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals.

The names of the Directors of the company in office at the date of the Statement are set out in the Directors' Report of these financial statements.

The composition of the Board is determined using the following principles:

> The Board should comprise at least three directors. This number may be increased where it is felt that additional expertise is required in specific areas, or when an outstanding candidate is identified.

> The Chairman of the Board may be a non-executive director.

> The Board should comprise directors with a broad range of expertise relevant to the operations of the consolidated entity.

The composition of the Board is reviewed annually to ensure that the Board has the appropriate mix of expertise and experience. The terms and conditions of the appointment and retirement of non-executive directors are also reviewed annually and set out in a letter of appointment.

Each Director has the right to seek independent professional advice at the consolidated entity's expense. However, prior approval of the Chairman is required, which is not unreasonably withheld.

Apart from observing legal requirements, directors inform the Board of any proposed dealing in the Company's shares and are generally required to confine any such dealing (if otherwise appropriate) to a two - week window following the release of quarterly reports or significant announcements.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The role of the Board include:

(a) Reviewing and making recommendations in remuneration packages and policies applicable to Directors, senior executives and consultants.

(b) Nomination of external auditors and reviewing the adequacy of external audit arrangements.

(c) Establishing the overall internal control framework over financial reporting, quality and integrity of personnel and investment appraisal. In establishing an appropriate framework, the Board recognised that no cost effective internal control systems will preclude all errors and irregularities.

(d) Establishing and maintaining appropriate ethical standards in dealings with business associates, suppliers, advisers and regulators, competitors, the community and other employees.

(e) Identifying areas of significant business risk and implementing corrective action as soon as practicable after a risk is identified.

CORPORATE GOVERNANCE STATEMENT (CONT)

ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated through the distribution of the annual report; half-yearly report; quarterly ASX cash reporting and calling a vote of shareholders on all proposed major changes in the economic entity which may impact on share ownership of rights. In April 2001, the Company commenced distribution of a periodic newsletter to shareholders called "Gtech Update" to keep shareholders informed on a range of activities concerning the Company.

The Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity's strategy and goals.

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